Filed by Covetrus, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Covetrus, Inc.

Commission File No.: 001-38794

The following is a press release issued by the Company on February 6, 2019:

S&P to Add Covetrus to MidCap 400 Index®

February 06, 2019 01:55 PM Eastern Standard Time

PORTLAND, Maine—(BUSINESS WIRE)—Vets First Choice and Covetrus, a global animal-health technology and services company empowering veterinary practices that will result from the expected spin-off and merger of the Henry Schein Animal Health business with Vets First Choice, today announced that Covetrus will be added to the Standard & Poor’s (S&P) MidCap 400 Index®, effective prior to the open of trading on Monday, February 11, 2019. Following the completion of the merger, anticipated to close on February 7, Covetrus will begin regular-way trading on the Nasdaq Stock Market under the symbol CVET on February 8, 2019.

“We are pleased that Covetrus will join the ranks of the S&P MidCap 400 Index®,” said incoming President and Chief Executive Officer Benjamin Shaw. “Being recognized by the S&P reflects our position in the growing global animal health market. We look forward to the launch of Covetrus and to empowering veterinarians to improve their patients’ health and thrive as small business owners.”

The S&P MidCap 400® Index provides investors with a benchmark for mid-sized companies. The Index, which is distinct from the LargeCap S&P 500®, measures the performance of mid-sized companies, reflecting the distinctive risk and return characteristics of this market segment.

About Covetrus

Upon the closing of the transaction, Covetrus will be a global animal-health technology and services company dedicated to empowering veterinary practice partners to drive improved health and financial outcomes. We’re bringing together products, services, and technology into a single platform that connects our customers to the solutions and insights they need to work best. Our passion for the well-being of animals and those who care for them drives us to advance the world of veterinary medicine. Covetrus is headquartered in Portland, Maine, with more than 5,000 employees, serving over 100,000 customers around the globe.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, the parties provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements.

All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in the Registration Statement, including those discussed under the heading “Risk Factors” in the Registration Statement. We undertake no duty and have no obligation to update any forward-looking statements contained herein.

Contacts

William Durling

Vice President of Corporate Communications

wdurling@vetsfirstchoice.com

603-769-7471

Nicholas Jansen

Vice President of Investor Relations

nicholas.jansen@vetsfirstchoice.com

407-761-8172

***

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, the parties provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. All statements in the herein that do not directly and exclusively relate to historical facts constitute “forward looking statements,” forward looking statements may sometimes be identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to the expected timetable for completing the proposed transaction — are forward-looking statements.

Any such statements and projections reflect various estimates and assumptions by Covetrus, Inc. (“we,” “us,” the “Company” or “Covetrus”) concerning anticipated results. Such statements are subject to numerous assumptions, known and unknown risks, uncertainties and other factors that could cause actual results performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating to the completion of the transaction, anticipating timing of the transaction, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties integrating the business of Direct Vet Marketing, Inc., d/b/a Vets First Choice (“Vets First Choice”), and the animal health businesses of Henry Schein, Inc. (“Henry Schein”) which we refer to as the “Henry Schein Animal Health Business” as well as the matters described in the “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and elsewhere in Covetrus’ filings with the U.S. Securities and Exchange Commission (“SEC”) including in the Registration Statement on Form S-4/S-1 (a copy of which can be found on www.sec.gov). No representations or warranties are made by the Company, Henry Schein, Vets First Choice or their respective affiliates as to the accuracy of any such statements or projections. Whether or not any such forward looking statements or projections are in fact achieved will depend upon future events some of which are not within the control of the Company. Accordingly, actual results may vary from the projected results and such variations may be material. These statements and projections speak only as of the date hereof and the estimates and assumptions that underlie them are based on matters as they exist as of the date of their preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date hereof, including changes in general economic or industry conditions, except as may be required by applicable law. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions or guarantees of future events. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company.

Additional Information and Where to Find It

A registration statement on Form S-1/S-4 relating to this transaction (including a preliminary prospectus) has been filed with the SEC, and became effective on February 4, 2019. Investors and security holders are urged to carefully read the registration statement and preliminary prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement, preliminary prospectus and other relevant documents that are filed with the SEC, when available, can be obtained free of charge from the SEC’s web site at www.sec.gov under Covetrus, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed offering will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.